10027027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response. . . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARP Research & Securities Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Quarry Lake Drive, Suite 140
(No. and Street)

Baltimore (City) Maryland (State) 21209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Baker (410) 764-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, William W. Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GARP Research & Securities Company, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Ana A. Weadock

Notary Public

My commission expires 9/5/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARP RESEARCH & SECURITIES COMPANY

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations and Comprehensive Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 9
Supplementary Information	
Computation of Net Capital under Rule 15c3-1 Of the Securities and Exchange Commission	10
Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3	11
Independent Auditor's Report on Internal Control	12 – 13

◆ ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GARP Research & Securities Company

We have audited the accompanying statement of financial condition of GARP Research & Securities Company (the Company) as of December 31, 2009 and the related statements of operations and comprehensive income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GARP Research & Securities Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2010

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$ 256,931
Investment	300,468
Commissions receivable	36,774
Subscriptions receivable	22,174
Prepaid expenses and other assets	52,458
Due from affiliate	20,287
Leasehold improvements, net	134,401
Total assets	$ 823,493

LIABILITIES

Accounts payable and accrued expenses	$ 52,363
Deferred lease incentive	93,722
Deferred revenue	25,388
Deferred lease liability	46,480
Total liabilities	217,953

STOCKHOLDER'S EQUITY

Common stock – $1 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	839,900
Retained earnings (deficit)	(285,899)
Accumulated other comprehensive income	51,439
Total stockholder's equity	605,540
Total liabilities and stockholder's equity	$ 823,493

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2009

REVENUE	
Commissions	$ 538,254
Subscription fees	826,395
Other	1,501
Interest	945
Total revenue	1,367,095
EXPENSES	
Payroll and related expenses	964,775
Rent	155,465
Travel	99,244
Employee benefits	86,772
Dues and subscriptions	68,470
Communications	45,566
Professional fees	44,038
Regulatory fees and expenses	11,374
Clearing expenses	8,349
Insurance	6,846
Other expenses	72,562
Total expenses	1,563,461
NET LOSS	(196,366)
OTHER COMPREHENSIVE INCOME – UNREALIZED GAIN ON INVESTMENTS	58,212
TOTAL COMPREHENSIVE LOSS	$ (138,154)

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2008	$ 100	$ 839,900	$ (89,533)	$ (6,773)	$ 743,694
Net loss for the year ended December 31, 2009	0	0	(196,366)	0	(196,366)
Other comprehensive income - unrealized gain on investments	0	0	0	58,212	58,212
Balances at December 31, 2009	$ 100	$ 839,900	$ (285,899)	$ 51,439	$ 605,540

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2009

Balance at December 31, 2008	$ 0
Increase (decrease)	0
Balance at December 31, 2009	$ 0

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows used in operating activities	
Net loss	$ (196,366)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	17,778
Amortization of deferred lease incentive	(12,360)
Decrease in commissions and subscriptions receivable	54,625
Decrease in prepaid expenses and other assets	49,565
Decrease in due from affiliate	20,110
Decrease in accounts payable and accrued expenses	(116,654)
Decrease in deferred revenue	(11,688)
Increase in deferred lease liability	13,331
Net cash used in operating activities	(181,659)
Cash and cash equivalents at beginning of year	438,590
Cash and cash equivalents at end of year	$ 256,931

See accompanying notes.

Note 1. ORGANIZATION

GARP Research & Securities Company (the "Company") was incorporated on December 11, 2002, under the laws of the state of Delaware and commenced operations on July 24, 2003. The Company is a broker and dealer in securities registered with and regulated by the United States Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company does not hold funds or securities for customers and does not carry accounts of or for customers, but places customer orders through the clearing broker. All transactions and accounts are carried on a "fully disclosed basis" with the clearing division of a recognized national broker/dealer who serves as the clearing broker. As such, the Company operates under the (k)(2)(ii) exempt provision of SEC Rule 15c3-3.

In addition to its activities as a broker and dealer, the Company provides investment research to its customers for a subscription fee.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), referred to as FASB ASC or the Codification, became the single source of U.S. generally accepted accounting principles (U.AS. GAAP) for interim and annual periods ending after September 15, 2009. Existing accounting standards are incorporated into the Codification and standards not incorporated into the Codification are considered nonauthoritative.

B. Income Taxes

The Company has filed a Subchapter S election for U.S. and applicable state income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder in his individual return. The Company prepares U.S. and state information tax returns, and reports to the stockholder the Company's income and expenses.

The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The 2006 through 2009 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

C. Leasehold improvements and depreciation

Leasehold improvements are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. The cost of leasehold improvements is depreciated using the straight-line method over the lesser of the lease term (including renewal option) or their estimated useful lives. Accumulated depreciation at December 31, 2009 was $44,727. Depreciation expense for the year ended December 31, 2009 was $15,112, which is net of $2,666 allocated to an affiliate (see Note 3).

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

D. Revenue recognition

Subscription fee revenue is recognized ratably over the course of the subscription period. The Company records deferred revenue for amounts paid for subscriptions relating to future periods. Commission revenue and related clearing expenses are recognized on a trade date basis.

E. Investment

The investment consists of a precious metal exchange-traded fund classified as "available for sale", and is recorded at fair value with its unrealized gain excluded from earnings and reported as a separate component of equity. Fair value is determined by reference to quoted prices in active markets for identical assets, considered a Level 1 input under the fair value hierarchy established by the *Fair Value Measurements and Disclosures* Topic of the Codification. The cost basis of the investment is $249,029.

Investments in marketable securities are exposed to various risks which may include interest rate, market and credit risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment balances and the amounts reported in the financial statements.

F. Deferred lease liability

The Company records rent expense on a straight line basis over the lease term. Since one of the Company's leases contains a "free rent" period and also scheduled rent increases over the lease term, the rent expense recognized differs from the rent paid. The cumulative excess of rent expense over rent paid is reflected as deferred lease liability on the accompanying statement of financial condition.

G. Recently Issued Accounting Pronouncements

In May 2009, the FASB issued FASB Statement No. 165, "Subsequent Events" (FAS 165) which establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before the financial statements are issued or are available to be issued. FAS 165, which is now incorporated in the Codification in the *Subsequent Events* Topic, is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this accounting pronouncement did not have a material impact on the Company's financial statements.

The Company has evaluated subsequent events through February 25, 2010, which is the date the financial statements were issued.

Note 3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate, with which it shares office facilities. Under the terms of this agreement, the Company was allocated 85% of certain expenses paid by the affiliate. Such expenses allocated from the affiliate totaled $10,379 and are included in travel and other expenses in the accompanying statement of income and comprehensive income. In addition, the Company allocated 15% of certain expenses it paid to this same affiliate. Expenses allocated to the affiliate totaled $236,355, and consisted primarily of payroll and related expenses. As of December 31, 2009, there was a receivable of $20,287 from the affiliate for allocated expenses not yet reimbursed.

Note 4. AGREEMENT WITH CLEARING BROKER

The Company has entered into an agreement with a clearing broker which requires the maintenance of a minimum net capital of $50,000, and a ratio of aggregate indebtedness to net capital not to exceed 10 to 1. At December 31, 2009, the Company was in compliance with the terms of the agreement's net capital and ratio requirements.

Note 5. CREDIT RISK

The Company has cash on deposit with one financial institution. In the event of the financial institution's insolvency, recovery of Company assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 6. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2009, the Company has net capital of $352,850, which is $347,667 in excess of its required net capital of $5,183. The Company's percentage of aggregate indebtedness to net capital is 22%.

Note 7. OPERATING LEASE COMMITMENTS

The Company has various operating lease agreements for its operations.

The lease for the Company's Nebraska office space commenced on January 1, 2009 and expired December 31, 2009. The lease was renewed for an additional year through December 31, 2010. The monthly rent is $840.

The lease for the Company's Arizona office space commenced on January 1, 2009 and expired December 31, 2009. The lease was renewed on a month to month basis commencing on January 1, 2010. The monthly rent is $700.

The lease for the Company's California office space commenced on August 11, 2008 and expired July 31, 2009. The monthly rent was $2,150. This lease was extended for an additional three months expiring on October 31, 2009 with a monthly rent of $1,264. Upon termination of lease, this office was closed.

Note 7. OPERATING LEASE COMMITMENTS (Continued)

In January 2007, the Company entered into a non-cancelable operating lease for office space in Baltimore, Maryland. The commencement date of the lease term was in June 2007. The monthly base rent shall be increased by an amount equal to three percent annually beginning with the second year and each successive year thereafter during the term of the lease. The lease may be extended for one additional term of five years.

Under the terms of the Baltimore lease, the landlord provided a tenant improvement allowance of $25 per square foot. As a result, the landlord paid for $124,622 of leasehold improvements in 2007 on behalf of the Company. This amount has been included in leasehold improvements in the accompanying balance sheet, with a corresponding entry to a deferred lease incentive liability. The deferred lease incentive is being amortized as a reduction to rent expense over the lease term (including renewal option).

The minimum rental payments due under these operating leases are as follows:

2010	$ 156,726
2011	151,041
2012	89,950
	$ 397,717

Note 8. EMPLOYEE BENEFIT PLAN

The Company began contributing to a qualified 401(k) plan, effective January 10, 2005, covering all eligible employees, as defined in the plan document. The employees may make elective contributions of up to 90% of compensation. The Company made safe harbor matching contributions equal to 100% of the first 3% and 50% of the next 2% of the employee's elective deferrals. Total contributions charged to expense for the year ended December 31, 2009 were $28,412, which is net of $5,014 allocated to an affiliate (see Note 3).

Note 9. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

GARP RESEARCH & SECURITIES COMPANY

SUPPLEMENTARY INFORMATION

GARP RESEARCH & SECURITIES COMPANY
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Total stockholder's equity	$ 605,540
Add subordinated notes allowable in computation of net capital	0
Deduct items not allowable for net capital	
Non-allowable assets	(165,598)
Other securities	(82,092)
Fidelity bond	(5,000)
Net capital	$ 352,850
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 5,183
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 352,850
Minimum net capital requirement	5,183
Excess net capital	$ 347,667
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 345,074
Total aggregate indebtedness	$ 77,751
Percentage of aggregate indebtedness to net capital	22.00%

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the GARP Research & Securities Company computation of net capital and required net capital from the December 31, 2009 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA) filed on January 26, 2010.

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2009 is as follows:

Total liabilities	$ 217,953
Less deferred lease incentive liability	(93,722)
Less deferred lease liability	(46,480)
Less indebtedness subordinated to the claims of general creditors pursuant to satisfactory subordination agreements	0
Aggregate indebtedness	$ 77,751

GARP RESEARCH & SECURITIES COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2009

The Company does not file information in accordance with Rule 15c3-3 as it is an introducing broker which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer. Therefore, GARP Research & Securities Company claims the k(2) (ii) exemptions in relation to Rule 15c3-3.

GARP RESEARCH & SECURITIES COMPANY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17a-5)

For the Year Ended December 31, 2009

◆ ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
GARP Research & Securities Company

In planning and performing our audit of the financial statements of GARP Research & Securities Company (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2010

GARP RESEARCH & SECURITIES COMPANY

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

For the Year Ended December 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response. . . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARP Research & Securities Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Quarry Lake Drive, Suite 140
(No. and Street)

Baltimore	Maryland	21209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Baker (410) 764-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William W. Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GARP Research & Securities Company, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My commission expires 9/5/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARP RESEARCH & SECURITIES COMPANY

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report on Applying Agreed-Upon Procedures	1
Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)]	2 – 3

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
GARP Research & Securities Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 (the Act), we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by GARP Research & Securities Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger system, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less amounts reported on the audited Form X-17A-5 attributable to the period January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers detailing income not deemed to be "gross revenues from the securities business", as defined in Section 16(9) of the Act, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers detailing income not deemed to be "gross revenues from the securities business" supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no such overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065726 FINRA DEC
GARP RESEARCH & SECURITIES COMPANY 11*11
2800 QUARRY LAKE DR STE 140
BALTIMORE MD 21209-3750

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bryant Boston 410-318-5018

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,790

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1015.24)

July 23, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,775

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,775

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GARP Research & Securities Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 10.

CFO / CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,171,793

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 6,078

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 47,684

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 2,141

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 55,903

2d. SIPC Net Operating Revenues $1,115,890

2e. General Assessment @ .0025 $2,790

(to page 1 but not less than $150 minimum)